VINCI

RECEIVED

2005 SEP 15 P 2:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rueil august 22, 2005

05011241

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) – File N° 82-4781

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci Energies acquires IDF Thermic ;
- Notice of early redemption of the1% July 2001 / January 2007 bonds convertible into and/or exchangeable for new and / existing Vinci shares issued on 20 july 2001 ;
- Vinci generated net sales of Euros 10 billion, up 11%, in the first half of 2005 ;
- Vinci wins the Goro Nickel port construction contract.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

PROCESSED
SEP 19 2005
THOMSON FINANCIAL

Christian Labeyrie
Chief Financial Officer

9/15

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00

VINCI

Rueil-Malmaison, 18 August 2005

Press release

VINCI wins the Goro Nickel port construction contract

VINCI, through its subsidiaries VINCI Construction Grands Projets and Dumez-GTM Calédonie, signed the contract on 10 August to build the port of Goro Nickel in Prony Bay south of Noumea in New Caledonia.

The contract, which has a value of $75 million, will be carried out under an integrated joint venture by a consortium made up of McConnell Dowell, VINCI Construction Grands Projets, Socalmo and Dumez-GTM Calédonie. VINCI has a 40% share.

The project calls for construction of two 190 m long wharves and two 90 m de long metal-based approach jetties as well as earthmoving for the access to the future nickel facilities. The work, which is being performed for Inco subsidiary Goro Nickel, will get under way immediately and is scheduled for completion in September 2006.

VINCI Construction Grands Projets and Dumez-GTM Calédonie are already operating in the region, where they are working in partnership to build the Goro Nickel coal-fired conventional thermal power station for Prony Energies SAS. The works, with a value of €46 million, will be completed in June 2006.

Press contact: Garick Gatignol
Tel: +33 (0)1 47 16 37 80
Fax: +33 (0)1 47 16 49 45
e-mail: ggatignol@VINCI.com

PRONY
The 2 x 50 MW conventional thermal power station will supply electricity to the local grid as well as to a nickel processing plant, which GORO NICKEL hopes to build in Prony. The project is made up of several buildings and premises designed to withstand winds of 200 kph.

VINCI

Rueil-Malmaison, 4 August 2005

Press Release

VINCI GENERATED NET SALES OF €10 BILLION, UP 11%, IN THE FIRST HALF OF 2005.

- **Dynamic business activity in the 2nd quarter (+12%), in France and outside France**
- **Further increase in order backlog**
- **Good outlook confirmed**

VINCI's consolidated net sales amounted to €10 billion in the first half of 2005, up 10.6% from the first half of 2004.

On a like-for-like basis, the increase is 9.4% after adjustment for changes in scope of consolidation (positive impact of acquisitions amounting to €160 million, partly offset by impact of divestments amounting to €60 million).

Following the good performance in the 1st quarter, which was achieved despite the bad weather that adversely impacted roadworks activities in particular, the increase in net sales accelerated in the 2nd quarter, especially at VINCI Construction and Eurovia.

In France, net sales increased by 13.5% in the 2nd quarter and amounted, for the half year as a whole, to 6.4 billion, up 12.3% from the 1st half 2004 (+11.2% like-for-like). While overall net sales remained stable in concessions, there were high growth rates in the other business lines.

Outside France, net sales were up 7.7% at nearly €3.7 billion (+6.4% at constant scope of consolidation and exchange rates), driven by Construction and Roads. Business activity was brisk in the United Kingdom and growth in the countries of Central Europe continued to be strong (+62% for the half-year, at over €600 million).

Breakdown by division

VINCI Concessions: €953 million (+2.1% on an actual basis; +2.4% like-for-like)

Cofiroute generated net sales of €414 million in the first half, up 2.8%. Toll income increased by 2.2% despite unfavourable calendar effects accounting for an overall negative impact of 1.2% on traffic (leap year in 2004; elimination of the Whit Monday public holiday in 2005). Apart from these effects, traffic on a comparable network basis rose by nearly 1% (of which: light vehicles +0.4%; heavy vehicles +1.9%).

At €9.4 billion, VINCI Construction's order backlog at 30 June 2005 continues its upward trend (+5% for the half year; +11% for 12 months). It amounts to more than one year of business activity for the division.

Outlook for 2005

Overall, the Group's order backlog, excluding concessions, stood at €15,2 billion on 30 June 2005. It has increased by 10% for the half year and for the 12-month period, and constitutes 10 months of average activity in the business lines concerned (construction, roads, energy).

These good indicators confirm the excellent overall visibility of the Group's business units in 2005 and beyond.

Interim financial statements

The consolidated financial statements for the 1st half of 2005, prepared according to the IFRS standards, will be published following the meeting of the Board of Directors on 6 September.

Early redemption of the 1% July 2001 / January 2007 bonds

VINCI has decided to undertake the early redemption of all the outstanding 1% July 2001 / July 2007 Oceane bonds convertible into and/or exchangeable for new and/or existing shares.

The early redemption will be made on 22 August 2005 at a price of €103.76 per bond, including interest accrued. Owners of the bonds may exercise their right to the allocation of VINCI shares, in the proportion of two shares per bond, until the end of the business day on Thursday 11 August.

The bonds will be delisted from Eurolist at the end of the stock exchange session of 8 August 2005.

Press contact: Karima OUADIA
Tel: +33 (0)1 47 16 31 82 / Fax: +33 (0)1 47 16 33 88
e-mail: kouadia@vinci.com
This press release is available in French, English and German
on the VINCI website: www.VINCI.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 861,990,780 euros

Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France

Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 30 JUNE 2005 *(provisional figures)*

(in millions of euros)

		30 June 2005	30 June 2004	Variation 2005/2004 actual	like-for-like
Concessions and services	1st quarter	457.8	442.5	3.5%	4.0%
	2nd quarter	495.5	491.6	0.8%	1.1%
		953.3	**934.0**	**2.1%**	**2.4%**
Energy	1st quarter	752.2	749.3	0.4%	(1.2%)
	2nd quarter	914.3	846.8	8.0%	8.6%
		1,666.5	**1,596.1**	**4.4%**	**3.9%**
Roads	1st quarter	1,030.3	999.9	3.0%	0.3%
	2nd quarter	1,766.1	1,531.2	15.3%	13.2%
		2,796.4	**2,531.1**	**10.5%**	**8.1%**
Construction	1st quarter	2,088.1	1,806.1	15.6%	14.9%
	2nd quarter	2,473.2	2,149.4	15.1%	13.5%
		4,561.3	**3,955.5**	**15.3%**	**14.2%**
Miscellaneous and double counts		69.4	68.8		
Total	1st quarter	**4,407.7**	**4,045.7**	**8.9%**	**7.7%**
	2nd quarter	**5,639.2**	**5,039.9**	**11.9%**	**10.7%**
		10,047.0	**9,085.6**	**10.6%**	**9.4%**
Of which France					
Concessions and services		709.2	706.5	0.4%	0.4%
Energy		1,231.1	1,137.3	8.2%	8.3%
Roads		1,665.9	1,509.1	10.4%	9.3%
Construction		2,693.5	2,248.1	19.8%	17.4%
Miscellaneous and double counts		83.1	80.9		
Total		**6,382.8**	**5,681.9**	**12.3%**	**11.2%**
Of which outside France					
Concessions and services		244.1	227.5	7.3%	9.0%
Energy		435.4	458.8	(5.1%)	(7.0%)
Roads		1,130.5	1,022.0	10.6%	6.2%
Construction		1,867.8	1,707.4	9.4%	9.8%
Miscellaneous and double counts		(13.6)	(12.1)		
Total		**3,664.2**	**3,403.7**	**7.7%**	**6.4%**

French public limited company (Société Anonyme) with share capital of €841,461,220.
Registered office: 1, cours Ferdinand-de-Lesseps, 92851 Rueil-Malmaison.
Company registration number 552 037 806 R.C.S. Nanterre.

Notice of early redemption of the 1% July 2001 / January 2007 bonds convertible into and / or exchangeable for new and / or existing VINCI shares issued on 20 July 2001 (ISIN number FR0000181190)

VINCI has decided to undertake the early redemption of all the outstanding 1% July 2001 / January 2007 bonds convertible into and / or exchangeable for new and / or existing VINCI shares issued on 20 July 2001 (ISIN number FR0000181190) (the "**Bonds**") in accordance with Article 2.2.6.3 of the terms of the Bonds as described in the prospectus approved by the Commission des Opérations de Bourse under Visa 01-954 dated 11 July 2001.

The early redemption will be made on 22 August 2005 at a price of €103.19 per Bond, to which will be added the interest accrued since 1 January 2005 of €0.57, making a total amount of €103.76 per Bond.

Interest will cease to accrue as from 22 August 2005.

Owners of the Bonds may exercise their right to the allocation of VINCI shares (FR0000125486) until the end of the seventh business day preceding 22 August 2005 included, in the proportion of [TWO] VINCI shares for [ONE] Bond presented, following the division by TWO of the nominal value of the VINCI share on 13 May 2005.

In accordance with the issuance contract, the new shares issued on conversion of the Bonds will confer rights as from 1 January 2005.

The bonds that are not presented for conversion will be redeemed in cash on 22 August 2005.

VINCI

Rueil-Malmaison, 12 July 2005

Press release

VINCI Energies acquires IDF Thermic

VINCI Energies, a subsidiary of VINCI, is acquiring a 100% holding in IDF Thermic, a company specialising in refrigeration for industry and commerce.

Formed in 1991, IDF Thermic installs refrigeration for cold-stores and retail outlets, air conditioning and air treatment in refrigerated premises. From its bases in the Ile-de-France, West and Rhône-Alpes regions of France, IDF Thermic operates nationwide, serving mainly companies involved in retail distribution. The company employs 100 people and should book net sales of some €20m in 2005.

This acquisition, which follows that made in 2004 of Paumier, a specialist in industrial refrigeration, allows VINCI Energies, which already has a strong presence in thermal engineering, to increase its expertise in refrigeration for the industrial and commercial sectors.

Leader in France and a leader in Europe in Energy and Information technologies, in 2004 VINCI Energies generated net sales of €3.3 billion, of which nearly 30% outside France. VINCI Energies employs 27,000 people through its network of 700 enterprises established in more than 20 countries.

Press contact
Karima Ouadia
Tel: + 33 1 47 16 31 82
Fax: + 33 1 47 16 33 88
E-mail: kouadia@ vinci.com